02041831

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Filed as Amendment No. 1 to the Issuer's Annual Report on Form 10-K)

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

*Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator of
MGIC Investment Corporation Profit
Sharing and Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Asset and Liability Statement, Income and Expense Statement, and Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2002

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments:		
Mutual funds	$ 130,236,616	$ 128,808,239
MGIC Common Stock	32,493,852	39,453,837
Loans to participants	830,469	750,618
Total Investments	163,560,937	169,012,694
Cash	39,139	116,209
Receivables:		
Contributions:		
Employer - profit sharing	4,186,751	3,324,905
Employee - profit sharing	34,597	-
Employer - match	26,440	-
Accrued interest and dividends	39,088	105,832
Total receivables	4,286,876	3,430,737
Net assets available for benefits	$167,886,952	$172,559,640

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Employer contributions:		
Employer - matching	$ 2,308,885	$ 1,556,329
Employer - profit sharing	4,186,751	3,324,905
Employee contributions	7,769,871	5,421,856
Investment income	3,153,734	3,056,627
Net appreciation (depreciation) in fair value of investments	(11,474,929)	3,239,489
	5,944,312	16,599,206
Deductions:		
Benefits	10,617,000	11,650,984
Net additions (deductions)	(4,672,688)	4,948,222
Net assets available for benefits, beginning of year	172,559,640	167,611,418
Net assets available for benefits, end of year	$ 167,886,952	$ 172,559,640

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General. The Plan covers employees of the Company. Employees are eligible to participate in the savings Plan components of the Plan on their first day of employment.

Contributions. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), limited to the lesser of $10,500 or 15% of qualifying compensation, and on an after-tax basis, limited to 5% of qualifying compensation. Participant contribution amount changes are effective January 1st and July 1st. During fiscal year 2000, the Company added an additional contribution change window which was effective April 1, 2000. A matching employer contribution is made on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions to the MGIC Common Stock Fund, First American Prime Obligation Money Market Fund, First American Bond IMMDEX Fund, First American Midcap Core Equity Fund, First American Large Cap Core Fund, American Century International Growth Fund, Franklin Mutual Shares Fund Class Z, Harbor Capital Appreciation Fund, Invesco Dynamics Fund, Pioneer Fund Class A, Vanguard Institutional Index Fund, Vanguard Mid Cap Index Fund, Vanguard Small Cap Value Fund, Vanguard Small Cap Growth Fund, Dodge & Cox Balanced Fund and the T. Rowe Price International Fund, in increments of 1%. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the First American Prime Obligation Money Market Fund.

1. Description of the Plan (continued)

The following features are available to the Plan's participants:

- The plan account is updated daily, providing daily market valuation.
- A toll-free, 24-hour hotline is available in addition to a website to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.
- The hotline and website is available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.

Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The participant may request withdrawals from their account in the event of financial hardship, as defined by IRS regulations.

MGIC Common Stock. At December 31, 2001, the Plan held $32,493,852 of common stock, at fair value, of MGIC Investment Corporation.

Vesting. The portion representing employer contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
Less than 3	0%
3	33-1/3%
4	66-2/3%
5 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing contributions are allocated to remaining participants and forfeitures of employer matching contributions are applied as a reduction of future matching contributions payable by the employer.

Loan Fund. Loans from the Plan are available to the Plan's participants in the event of financial hardship as defined by the IRS regulations.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following are the significant accounting policies followed by the Plan:

Method of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

Investments. Investments are reported at current market value based upon closing quotations on the last business day of the year.

Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year, which includes both realized and unrealized amounts, is reflected in the Statement of Changes in Net Assets Available for Benefits.

Plan Costs and Expenses. In 2001 and 2000, benefit disbursing expenses, trustee fees, investment management service fees, and administrative costs of the Plan were paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded in the period the Company makes payroll deductions from the Plan participants.

3. Investments

The Plan's investments are held by US Bancorp, Milwaukee, N.A. ("USBancorp"). The following table presents the fair value of those investments at December 31, 2001 and 2000:

	2001	2000
MGIC Common Stock Fund	$ 32,493,852	$ 39,453,837
First American Prime Obligation Money Market Fund	22,550,611	-
First American Bond IMMDEX Fund	14,318,596	-
First American MidCap Core Equity Fund	14,981,359	-
First American Large Cap Core Equity Fund	52,944	-
American Century Intl Growth Fund	440,545	-
Franklin Mutual Shares Fund Class Z	1,710,937	-
Harbor Capital Appreciation Fund	853,344	-
Invesco Dynamics Fund	604,379	-
Pioneer Fund Class A	969,975	-
Vanguard Institutional Index Fund	45,165,106	57,224,579
Vanguard Mid Cap Index Fund	579,437	-
Loans to participants	830,469	750,618
Dodge & Cox Balanced Fund	15,098,615	9,910,561
T. Rowe Price International Fund	4,113,408	6,248,553
Vanguard Small Cap Value Fund	4,820,508	2,379,882
Vanguard Small Cap Growth Fund	3,976,852	3,533,665
Firstar Institutional Money Market Fund	-	19,080,618
Firstar Bond IMMDEX Fund	-	13,415,023
Firstar MidCap Core Equity Fund	-	17,015,358
	$ 163,560,937	$ 169,012,694

The Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value by $11,474,929 during 2001 and appreciated in value by $3,239,489 during 2000, as follows:

	2001	2000
Mutual funds invested in fixed maturities	$121,675	$608,597
Mutual funds invested in equities	(8,739,130)	(3,378,258)
MGIC Common Stock	(2,857,474)	6,009,150
	($11,474,929)	$3,239,489

4. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code and therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Company has received a favorable determination of tax exempt status for the Plan from the Internal Revenue Service.

5. Party-In-Interest Transactions

All transactions involving MGIC Common Stock, loans to participants and the U.S. Bank, N.A. family of mutual funds administered by U.S. Bank, N.A. are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

SCHEDULE H
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan
MGIC INVESTMENT CORP PROFIT SHARING AND SAVINGS PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MGIC INVESTMENT CORPORATION

D **Employer Identification Number**
39-1486475

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	116209	39139
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	3,324,905	4,186,751
(2) Participant contributions	b(2)		61037
(3) Other	b(3)	105832	39087
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	750618	830469
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	128,808,239	130,236,616
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	39,453,837	32,493,852
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	172,559,640	167,886,951
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j	0	
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	172,559,640	167,886,951

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	6,495,636	
(B) Participants	a(1)(B)	7,769,871	
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		14,265,507
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	773170	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)	851136	
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	70463	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		1,694,769
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	1,458,965	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		1,458,965
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	4,726,933	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		4,726,933

Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)	-16,201,863	
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-16,201,863
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		5,944,311
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	10,617,000	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		10,617,000
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		10,617,000
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-4,672,689
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d). ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

PRICEWATERHOUSECOOPERS, LLP 13-4008324

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

COLUMN A	COLUMN B IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	COLUMN C DESCRIPTION OF INVESTMENT	COLUMN D CURRENT VALUE
1	First American Prime Obligation Money Market Fund *	22,550,611.28 shares, short-term investment fund, $1.00 net asset value	$22,550,611
2	First American Bond IMMDEX Fund *	505,778.74 shares, fixed income fund	14,318,596
3	First American Mid Cap Core Equity Fund *	434,116.45 shares, equity fund	14,981,359
4	First American Large Cap Core Fund *	1,907.88 shares, equity fund	52,944
5	American Century Intl Growth Fund	55,275.37 shares, equity fund	440,545
6	Dodge & Cox Balanced Fund	230,795.10 shares, equity fund	15,098,615
7	Franklin Mutual Shares Fund Class Z	88,011.18 shares, equity fund	1,710,937
8	Harbor Capital Appreciation Fund	29,194.13 shares, equity fund	853,344
9	Invesco Dynamics Fund	37,939.68 shares, equity fund	604,379
10	Pioneer Fund Class A	24,928.68 shares, equity fund	969,975
11	T. Rowe Price International Fund	374,286.40 shares, equity fund	4,113,408
12	Vanguard Institutional Index Fund	430,594.96 shares, equity fund	45,165,106
13	Vanguard Mid Cap Index Fund	49,063.29 shares, equity fund	579,437
14	Vanguard Small Cap Growth Fund	365,855.75 shares, equity fund	3,976,852
15	Vanguard Small Cap Value Fund	468,465.28 shares, equity fund	4,820,508
16	Various Participants	Loans to participants, interest at 7.0% to 12.5%, due through 2011	830,469
17	MGIC Investment Corporation *	526,472.00 shares common stock	32,493,852
			$163,560,937

* Party-in-interest investment (see Note 5 to the financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Investment Corporation Profit Sharing and Savings Plan
(Name of Plan)

May 31, 2002

Plan Administrative Committee,
acting as Plan Administrator

By: /s/ J. Michael Lauer
J. Michael Lauer

By: /s/ John D. Ludwick
John D. Ludwick

By: /s/ Jeffrey H. Lane
Jeffrey H. Lane

MGIC INVESTMENT CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K ANNUAL REPORT

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
24	Consent of PricewaterhouseCoopers LLP	16

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-41289) of MGIC Investment Corporation of our report dated May 16, 2002 relating to the MGIC Investment Corporation Profit Sharing and Savings Plan Financial Statements and Schedules, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 17, 2002